*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Prevail Therapeutics Inc.
in connection with Registration Statement on Form S-1

Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

May 29, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4546

Washington, D.C. 20549

Attention:        Ms. Dorrie Yale

     Mr. Joe McCann

     Mr. Mark Brunhofer

     Ms. Mary Mast

Re:	Prevail Therapeutics Inc.
Registration Statement on Form S-1
Filed on May 24, 2019
File No. 333-231754

Ladies and Gentlemen:

On behalf of Prevail Therapeutics Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-231754), filed with the Commission on May 24, 2019 (the “Registration Statement”). We are providing this letter in response to comment number 10 from the Staff received by letter dated April 23, 2019, relating to the Draft Registration Statement originally confidentially submitted on March 27, 2019.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies

[****] Prevail Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

COOLEY LLP 55 HUDSON YARDS NEW YORK, NY 10001-2157

T: (212) 479-6000 F: (212) 479-6275 COOLEY.COM

U.S. Securities and Exchange Commission

May 29, 2019

Page Two

available to it. In such event, we request that you telephone the undersigned at (212) 479-6474 rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[****] to $[****] per share (the “Preliminary IPO Price Range”) for its IPO, which takes into account a proposed [****]-for-1 forward stock split of the Company’s capital stock (the “Stock Split”). As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. The Preliminary IPO Price Range has been estimated based, in part, upon: current market conditions; the Company’s financial condition and prospects; recent performance of IPOs of generally comparable companies; business developments impacting the Company; and input received from the lead underwriters, including discussions that took place during the Company’s May 21, 2019 Board meeting that included representatives of the underwriters.

The Company expects to include a two-dollar price range and the approved Stock Split in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, the Company accounts for stock-based compensation expense related to stock-based awards based on the estimated fair value of the award on the grant date. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the fair value of stock options. As requested by the Staff, we have set forth below, for all equity awards granted since January 1, 2018, the date of the awards, the number of awards granted, the exercise price of the awards, the deemed fair value of common stock on the grant date, and the grant date fair value of the awards. The table set forth below gives effect to the Stock Split.

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock		Weighted- Average Grant Date Fair Value Per Share of Awards(2)
February 22, 2018	73,968	$0.18	$0.18		$0.12
March 5, 2018	2,405,958	0.18	2.89	(1)	2.75	(1)
May 11, 2018	231,150	2.89	2.89		1.94
August 2, 2018	97,574	2.89	2.89		1.95
October 30, 2018	170,754	2.89	2.89		1.98
December 13, 2018	470,880	2.89	2.89		1.99
February 18, 2019	354,105	2.89	2.89		1.99
April 18, 2019	170,755	10.57	10.57		7.63
April 24, 2019	1,065,795	10.57	10.57		7.64
May 21, 2019	152,658	12.49	12.49		9.14

[****] Prevail Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

COOLEY LLP 55 HUDSON YARDS NEW YORK, NY 10001-2157

T: (212) 479-6000 F: (212) 479-6275 COOLEY.COM

U.S. Securities and Exchange Commission

May 29, 2019

Page Three

(1)	Represents a revised fair value per share for financial reporting purposes, as determined by the Company on a retrospective basis.

(2)

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options on the date of grant. The assumptions used to estimate the weighted-average grant date fair value per share of all awards for the periods presented in the Registration Statement are set forth on pages 88 and F-26 therein.

The Company has set forth below a discussion of the determination of the fair market value by the Company’s Board of Directors (the “Board”) of the Company’s common stock from February 22, 2018 through May 21, 2019.

February and March 2018 Grants

On February 22, 2018 and March 5, 2018, the Board determined that the fair market value of the Company’s common stock was $0.18 per share, after giving effect to the Stock Split, and awarded the grants at this price. The Board based this determination on several factors, including a contemporaneous valuation prepared by an independent third-party valuation firm as of September 1, 2017 (the “September 2017 Valuation”), and determined at the time of each grant that there were no material changes in the Company’s business since September 1, 2017, or in the assumptions upon which the September 2017 Valuation was based, that affected the fair value of the Company’s common stock on the date of such grants.

In the September 2017 Valuation, the independent third-party valuation utilized the Option Pricing Method (“OPM”), through a process known as back-solve, to estimate the firm value and value per unit for the Company’s common stock implied by the terms of the Company’s Series Seed Preferred Stock financing. Next, an incremental lack of marketability discount was applied to arrive at the fair market value per unit per share of common stock. The equity value was determined to be $[****] million, as estimated by the back-solve method, based on the Company’s Series Seed Preferred Stock financing. The term of the options assumed a liquidity date of September 2020, and volatility was determined to be [****]% based on volatilities of comparable companies. A [****]% discount for lack of marketability was applied, resulting in a fair value of $0.18 per share, after giving effect to the Stock Split.

With respect to the March 2018 grants, the Company determined on a retrospective basis that the fair value of the Company’s common stock as of such date for financial statement purposes was $2.89 per share, and as a result, the Company recorded additional stock-based compensation expense of approximately $1.3 million in the year ended December 31, 2018, reflecting the difference between the fair value determined by the Board as of the date of such

[****] Prevail Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

COOLEY LLP 55 HUDSON YARDS NEW YORK, NY 10001-2157

T: (212) 479-6000 F: (212) 479-6275 COOLEY.COM

U.S. Securities and Exchange Commission

May 29, 2019

Page Four

grants and the retrospective valuation. The retrospective valuation was primarily the result of the proximity of the March 2018 grant date to the occurrence of the Company’s Series A Preferred Stock financing. See the description of the April 2018 Valuation (as defined below) for a further explanation of this fair market value determination.

May 2018 through February 2019 Grants

On each grant date from May 2018 through February 2019, the Board determined that the fair market value of the Company’s common stock was $2.89 per share, after giving effect to the Stock Split, and awarded the grants at this price. The Board based this determination on several factors, including a contemporaneous valuation prepared by an independent third-party valuation firm as of April 20, 2018 (the “April 2018 Valuation”), and determined at the time of each grant that there were no material changes in the Company’s business since April 20, 2018, or in the assumptions upon which the April 2018 Valuation was based, that affected the fair value of the Company’s common stock on the date of such grants.

In the April 2018 Valuation, the independent third-party valuation utilized the OPM, through a process known as back-solve, to estimate the firm value and value per unit for the Company’s common stock implied by the terms of the Company’s Series A Preferred Stock financing. Next, an incremental lack of marketability discount was applied to arrive at the fair market value per unit per share of common stock. The equity value was determined to be $[****] million, as estimated by the back-solve method, based on the Company’s Series A Preferred Stock financing. The term of the options assumed a liquidity date of April 2020, and volatility was determined to be [****]% based on volatilities of comparable companies. A [****]% discount for lack of marketability was applied, resulting in a fair value of $2.89 per share, after giving effect to the Stock Split.

The primary reason for the increase in the concluded fair market value per share of $2.89 in the April 2018 Valuation, as compared to the concluded fair market value per share of $0.18 in the September 2017 Valuation, in each case after giving effect to the Reverse Share Split, was the occurrence of the Company’s Series A Preferred Stock financing.

April 2019 Grants

On each grant date in April 2019, the Board determined that the fair market value of the Company’s common stock was $10.57 per share, after giving effect to the Stock Split, and awarded the grants at this price. The Board based this determination on several factors, including a contemporaneous valuation prepared by an independent third-party valuation firm as of March 25, 2019 (the “March 2019 Valuation”), and determined at the time of the grants that there were no material changes in the Company’s business since March 25, 2019, or in the assumptions upon which the March 2019 Valuation was based, that affected the fair value of the Company’s common stock on the date of such grants.

The Company’s Series B Preferred Stock financing was considered the most reliable indicator of the Company’s value. In addition, it was determined that an IPO was reasonably likely. As a result, in the March 2019 Valuation, the independent third-party valuation estimated the Company’s value using a hybrid method under two scenarios: (1) assuming a [****]% occurrence

[****] Prevail Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

COOLEY LLP 55 HUDSON YARDS NEW YORK, NY 10001-2157

T: (212) 479-6000 F: (212) 479-6275 COOLEY.COM

U.S. Securities and Exchange Commission

May 29, 2019

Page Five

of an IPO on [****] (or approximately [****] years), and (2) assuming a [****]% occurrence of no IPO and a liquidity event in [****] years. Under the IPO scenario, an IPO step-up multiple of [****]x was applied to the Company’s Series B Preferred Stock valuation, along with a [****]% discount for lack of marketability. Under the OPM, volatility was determined to be [****]% based on volatilities of comparable companies and a [****]% discount for lack of marketability was applied.

The primary reason for the increase in the concluded fair market value per share of $10.57 in the March 2019 Valuation, as compared to the concluded fair market value per share of $2.89 in the April 2018 Valuation, in each case after giving effect to the Reverse Share Split, was the occurrence of the Company’s Series B Preferred Stock financing and the Company’s progress toward a potential IPO, as reflected by the change from an OMP only valuation approach to a hybrid method approach, with an IPO scenario in approximately [****] years weighted at [****]% probability to reflect the Company’s commencement of preparations for a potential IPO beginning in February 2019.

May 2019 Grants

On May 21, 2019, the Board determined that the fair market value of the Company’s common stock was $12.49 per share, after giving effect to the Stock Split, and awarded the grants at this price. The Board based this determination on several factors, including a contemporaneous update to the March 2019 Valuation prepared by an independent third-party valuation firm as of May 20, 2019 (the “May 2019 Update”). As the May 2019 Update was performed the day prior to the grant date, no changes were made to the assumptions upon which the May 2019 Update was based and the Board determined at the time of the grants that there were no material changes in the Company’s business that would have affected the fair value of the Company’s common stock on the date of such grants.

In the May 2019 Update, the independent third-party valuation estimated the Company’s value using the same method set forth in the March 2019 Valuation, but applied revised weightings to the IPO and no IPO scenarios, as well as a [****]% discount for lack of marketability. The primary reason for the increase in the concluded fair market value per share of $12.49 in the May 2019 Update, as compared to the concluded fair market value per share of $10.57 in the March 2019 Valuation, in each case after giving effect to the Reverse Share Split, was the Company’s continued progress toward a potential IPO, as reflected by the increased weighting on and reduced time to an IPO scenario. In the May 2019 Update, the IPO scenario was weighted at [****]% probability in the hybrid approach (with the remaining [****]% weighted toward the OPM), as compared to [****]% probability (with the remaining [****]% weighted toward the OPM) in the March 2019 Valuation.

[****] Prevail Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

COOLEY LLP 55 HUDSON YARDS NEW YORK, NY 10001-2157

T: (212) 479-6000 F: (212) 479-6275 COOLEY.COM

U.S. Securities and Exchange Commission

May 29, 2019

Page Six

Determination of Preliminary IPO Price Range

As noted above, the Preliminary IPO Price Range is $[****] to $[****] per share. The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company, the Board and representatives of the underwriters, that took place on May 21, 2019. In addition, the Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their IPO; and (c) a current analysis of the public equity market by the underwriters for the offering.

The estimated fair market value of $12.49 per share at May 21, 2019 was lower than the Preliminary IPO Price Range. The primary factors that account for the increase of the Preliminary IPO Price Range over the May 21, 2019 estimated fair value are the Company’s continued progress toward initiation of its Phase 1/2 clinical trial for PR001, as well as the timing and probability of a potential IPO. The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the determination of the fair value of common stock as of May 21, 2019 due to the possibility that the Company would not complete an IPO.

Summary

The Company believes that the fair values determined for the common stock underlying each option grant and restricted stock award are appropriate and demonstrate the diligent efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

*   *   *   *   *

[****] Prevail Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

COOLEY LLP 55 HUDSON YARDS NEW YORK, NY 10001-2157

T: (212) 479-6000 F: (212) 479-6275 COOLEY.COM

U.S. Securities and Exchange Commission

May 29, 2019

Page Seven

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Asa Abeliovich, Prevail Therapeutics Inc.
Brett Kaplan, Prevail Therapeutics Inc.
Emily Minkow, Prevail Therapeutics Inc.
Marc Recht, Cooley LLP
Alison Haggerty, Cooley LLP
Nathan Ajiashvili, Latham & Watkins LLP

[****] Prevail Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

COOLEY LLP 55 HUDSON YARDS NEW YORK, NY 10001-2157

T: (212) 479-6000 F: (212) 479-6275 COOLEY.COM